                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For April 7, 2006
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                    -----                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                                No   X
                              -----                             ------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (NWT: TSX Venture Exchange) announces that it has entered into an agreement with a syndicate led by Westwind Partners Inc.
and Toll Cross Securities Inc. and including Blackmont Capital Inc. (the
"Agents"), for a "best efforts" private placement of up to 17,647,059 units at a price of $0.85 per unit for gross proceeds to Northwestern Mineral Ventures Inc.
("Northwestern") of $15.0 million. Each unit shall consist of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of Northwestern at a price of $1.15 for 18 months from the closing date.

Northwestern has also granted the Agents an option, exercisable for 30 days from the closing of the private placement, to purchase, at the issue price of $0.85, up to 5,882,353 additional units. If the Agent's option is exercised in full, the gross proceeds to Northwestern from the placement will be approximately $20 million.

Northwestern will use the net proceeds from the placement of the units for exploration work at projects in Niger, Canada and Mexico and for general corporate purposes.

The placement will be made by way of private placement exemptions, in accordance with applicable securities laws and is expected to close on or before May 4,
2006. The placement is subject to receipt of all necessary corporate and regulatory approvals, including that of the TSX Venture Exchange, and to the signing of an Agency Agreement. The shares, the warrants and the shares underlying the warrants issued in the placement will be subject to a four-month
"hold period" under applicable securities legislation.

There are currently 81,110,090 common shares of Northwestern issued and outstanding."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Kabir Ahmed
                                          -------------------
                                              Kabir Ahmed
                                          Chief Executive Officer

Date: April 7, 2006